FORM 6


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2002

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen O
                                     Denmark
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X   Form 40-F
                                      ---           ---
         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes     No X
                                      ---    ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

                  Set forth herein as Exhibit 1 is a copy of a Statement issued by A/S STEAMSHIP COMPANY TORM (the "Company") to the Copenhagen Stock Exchange on April 25, 2002.

EXHIBIT 1



Kobenhavns Fondsbors
(The Copenhagen Stock Exchange)
Nikolaj Plads 6
1067 Copenhagen K








25th April 2002                        Statement No.  14 - 2002
                                       Contact Person: Mr. Klaus Kjaerulff, CEO


ANNUAL GENERAL MEETING IN A/S DAMPSKIBSSELSKABET TORM 25TH APRIL 2002

At the Annual General Meeting in A/S Dampskibsselskabet TORM the following took place:

        o Annual Report 2001 was approved incl. discharge to the Board of Directors (non-executive) and the Board of Management.

        o Distribution of profit in accordance with the Annual Accounts 2001 incl. the payment of dividend of DKK 4 per DKK 10 share (an increase of 100% compared to year 2000).

        o Mr. Ditlev Engel was elected to the Board of Directors (non-executive) and the Chairman, Mr. Erik Behn resigned.

        o State authorized public accountants Ernst & Young and Andersen were re-elected.

        o    Authorisation was obtained to purchase own shares.

The Chairman, Mr. Erik Behn, stated it was noted with pleasure that The Danish Parliament had passed the law on Tonnagetax, which without doubt would be to the benefit of the Danish shipping community.

The company was listed on Nasdaq on 16th April 2002 and a visit to potential American investors would be initiated soon after the Annual General Meeting.

The Annual General Meeting and the Board of Directors warmly congratulated Mr. Erik Behn for his outstanding efforts on the Company's behalf during more than 25 years of service.

At a Board of Directors meeting held after the Annual General Meeting the Board of Directors was constituted with N.E. Nielsen as Chairman, and Christian Frigast as Vice Chairman.

The Board of Directors would hereafter be constituted as follows:

                  N. E. Nielsen (Chairman),
                  Christian Frigast (Vice Chairman),
                  Ditlev Engel,
                  Gabriel Panayotides,
                  Michael Agerholm (elected by the employees), Soren Elbek (elected by the employees).


Yours faithfully,
A/S DAMPSKIBSSELSKABET TORM



Klaus Kjaerulff
CEO

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated:  April 26, 2002                                By: /s/ Klaus Nyborg
                                                         -----------------------
                                                         Klaus Nyborg
                                                         Chief Financial Officer











03810.0001 #320221